NEWS RELEASE 10-02	JANUARY 6, 2010

FRONTEER AND TECK COMPLETE THE SALE OF THE
AGI DAGI AND KIRAZLI GOLD PROJECTS TO ALAMOS

Fronteer (FRG - TSX/NYSE Amex) announces today that the Company and Teck Resources Limited (TSX:TCK.B; NYSE: TCK) completed the sale of 100% of the Agi Dagi and Kirazli gold projects to Alamos Gold Inc. (TSX:AGI), pursuant to the terms of a share purchase agreement dated December 7, 2009.

Alamos has paid US$40 million cash and issued an aggregate of 4 million Alamos common shares in total consideration to Teck (as to 60%) and Fronteer (as to 40%) for acquiring these two projects through the purchase of certain Turkish subsidiaries held by Teck and Fronteer. The common shares were issued on a private placement basis and are subject to a four-month hold period.

Fronteer is focused on building low-cost gold production from projects that it controls and operates. Proceeds from this transaction provide Fronteer additional funds to advance its gold development pipeline in Nevada, including its Long Canyon, Northumberland and Sandman projects.

ABOUT FRONTEER
We intend to become a significant gold producer. Our solid financial position and strengthened operational team give us the ability to advance our key gold projects through to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects – all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, Ph.D, P.Geo, President and CEO
Troy Fierro, COO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com